Exhibit 10.10

SECOND AMENDMENT TO CREDIT AGREEMENT

This **SECOND AMENDMENT TO CREDIT AGREEMENT** is made and entered into as of June 3, 2003 (as it may be modified, supplemented or amended from time to time in accordance with its terms, this "Amendment") by and among **E-LOAN AUTO FUND ONE, LLC**, a Delaware limited liability company (the "Borrower"), **E-LOAN, INC.**, a Delaware corporation (the "E-Loan"), and **MERRILL LYNCH BANK USA**, an industrial loan company organized under the laws of Utah (together with its successors and assigns, the "Lender") to the Existing Credit Agreement (as defined below).

BACKGROUND

WHEREAS, the Borrower, E-Loan and the Lender entered into a Credit Agreement dated as of June 1, 2002 (as amended, supplemented and otherwise modified, the "Existing Credit Agreement"), pursuant to which the Lender extended financing to the Borrower on the terms and conditions set forth therein;

WHEREAS, the parties to the Existing Credit Agreement desire to amend the Existing Credit Agreement to extend the Commitment Expiration Date for an additional thirty (30) days;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto agree as follows:

SECTION 1. Defined Terms. Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings assigned to them in the Existing Credit Agreement.

SECTION 2. Amendment. Effective upon the execution and delivery of this Amendment the defined term "Commitment Expiration Date" in Schedule A of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

"Commitment Expiration Date" means July 14, 2003 (unless otherwise extended by the Lender in its sole discretion in accordance with the terms and conditions of Section 2.1 of the Credit Agreement).

SECTION 3. Conditions Precedent. The effectiveness of this Amendment is subject to (a) the due authorization, execution and delivery by the parties hereto of this Amendment (including, without limitation Systems & Services Technologies, Inc.) and (b) the due authorization, execution and delivery by the parties to the Second Amendment to the Loan Agreement, dated June 3, 2003, between E-Loan, Inc. and Merrill Lynch Mortgage Capital Inc.

SECTION 4. Representations, Warranties & Covenants. (a) The Borrower hereby confirms that each of its representations, warranties and covenants set forth in the Existing Credit Agreement, as amended by this Amendment, are true and correct as of the date first written above with the same effect as though each had been made as of such date, except to the extent that any of such representations, warranties or covenants expressly relate to earlier dates. Except as expressly amended by the terms of this Amendment, all terms and conditions of the Credit

Agreement and the other Credit Documents shall remain in full force and effect and E-Loan and the Borrower hereby ratify their respective obligations thereunder.

(b)   The Borrower confirms that as of the date hereof its obligations under the Existing Credit Agreement, as amended by this Amendment, and the other Credit Documents are in full force and effect and are hereby ratified. The Borrower represents and warrants that (i) the Termination Date has not occurred and no Event of Default, or condition or event which, after notice or lapse of time or both, will constitute an Event of Default, has occurred, (ii) it has the power and is duly authorized to execute and deliver this Amendment, (iii) this Amendment has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of it enforceable against it in accordance with its terms, (iv) it is and will continue to be duly authorized to perform its obligations under this Amendment and the other Credit Documents, (v) the execution, delivery and performance by it of this Amendment does not and will not require any consent or approval, which has not already been obtained, from any Governmental Authority, equity owner or any other Person, and (vi) the execution, delivery and performance by it of this Amendment shall not result in the breach of, or constitute a default under, any material agreement or instrument to which it is a party.

SECTION 5. <u>Severability</u>. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Amendment or affecting the validity or enforceability of such provision in any other jurisdiction.

SECTION 6. <u>Governing Law</u>. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES; *PROVIDED*, THAT SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW SHALL APPLY, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 7. <u>Miscellaneous</u>.

(a)   The parties hereto hereby agree that the amendments set forth in this Amendment shall be incorporated into the Existing Credit Agreement. This Amendment constitutes the entire agreement concerning the subject matter hereof and supercedes any and all written and/or oral prior agreements, negotiations, correspondence, understandings and communications.

(b)   Any reference to the Existing Credit Agreement from and after the date hereof shall be deemed to refer to the Existing Credit Agreement as amended hereby, unless otherwise expressly stated.

(c)   This Amendment shall be binding upon and shall be enforceable by parties hereto and their respective successors and permitted assigns.

(d)   This Amendment may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original but all of which shall constitute together but one and the same agreement.

(e)   The headings appearing in this Amendment are included solely for convenience of reference and are not intended to affect the interpretation of any other provision of this Amendment.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

                        E-LOAN AUTO FUND ONE, LLC, as Borrower

                        By:_____/s/_____
                        Name: Steven M. Majerus
                        Title: President

                        E-LOAN, INC.

                        By:_____/s/_____
                        Name: Steven M. Majerus
                        Title: SVP, Capital Markets

                        MERRILL LYNCH BANK USA, as Lender

                        By:_____/s/_____
                        Name: Michael Blum
                        Title: Managing Director

ACKNOWLEDGED AND AGREED:

**SYSTEMS & SERVICES TECHNOLOGIES,
INC.**, as Servicer and Custodian

By:_____/s/_____
Name: Joseph Booz
Title: Executive Vice President